UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2025

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 8, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports first quarter 2025 financial results and provides business update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: May 8, 2025

Pharming Group reports first quarter 2025 financial results and provides business update

•First quarter 2025 total revenues increased by 42% to US$79.1 million, compared to the first quarter 2024
•RUCONEST® revenue increased by 49% to US$68.6 million, compared to the first quarter 2024, reflecting continued momentum and the product’s unique position in the on-demand HAE market
•Joenja® (leniolisib) volume increase by 18% and revenue increased by 9% to US$10.5 million, compared to the first quarter of 2024, with accelerating patient uptake compared to the prior few quarters
•Operating profit, adjusted to exclude the impact of non-recurring Abliva acquisition-related expenses, amounted to US$0.8 million compared to a US$16.3 million loss in the first quarter 2024
•Launched Joenja® (leniolisib) in England and Wales in April and preparing to file for U.S. FDA approval for pediatrics in the third quarter 2025
•Completed the acquisition of Abliva AB during the quarter and, in April, promptly started the second wave of recruitment for the pivotal FALCON clinical trial in mitochondrial DNA-driven primary mitochondrial diseases
•2025 total revenue guidance raised to US$325 - US$340 million, up from prior US$315 - US$335 million
•Announces that Jeroen Wakkerman, Chief Financial Officer, will leave Pharming at the end of the month, to pursue other opportunities
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, May 8, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary unaudited financial report for the three months ended March 31, 2025.

Chief Executive Officer, Fabrice Chouraqui commented:
“We ended 2024 with great momentum, and 2025 has started on an even stronger note. First quarter RUCONEST® revenue increased by 49% vs. 2024 and we are seeing an acceleration in the number of Joenja® patients on commercial therapy ahead of the growth expected in the second half from VUS patients reclassified as APDS patients. Our strong performance and solid fundamentals give us the confidence to raise our full-year revenue guidance. In addition, we are optimizing capital allocation to drive sustainable growth by targeting a 15% or $10 million annual reduction in G&A expenses.

Our efforts to make Joenja® available to additional APDS patients are bearing fruit. We launched Joenja® in England and Wales in late April following a positive reimbursement decision from NICE and we received our fourth country regulatory approval in Australia. We are preparing to file for U.S. FDA approval for pediatrics in the third quarter and potentially launch in the first quarter of 2026.

We are making strong progress advancing high value programs in our pipeline. Patient enrollment is on track in both proof of concept trials studying leniolisib in larger PID indications. In addition, approximately a month after completing the Abliva acquisition, we successfully started the second wave of patient recruitment in the pivotal FALCON clinical trial for KL1333 in primary mitochondrial diseases, achieving a key milestone in our integration plan.

I would like to thank Jeroen Wakkerman for his contributions to the growth of Pharming and the development of the Finance team over the past four years. We have initiated a search for a new CFO to lead our financial strategy going forward.

Overall, this strong quarter is another illustration of our execution capabilities and future growth prospects. We look forward to providing future updates on our significant upcoming near- and long-term catalysts.”

First quarter 2025 highlights

Commercialized products
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® demonstrated significant strength in the first quarter of 2025, with revenues of US$68.6 million, a 49% increase compared to the first quarter of 2024.

The U.S. market contributed 97% of first quarter revenues, while the EU and Rest of World contributed 3%.

The strong performance was mainly driven by the continued increase in prescribers and patients on therapy in the U.S. We achieved over 90 new patient enrollments in the U.S. in the first quarter, demonstrating continued strength in underlying in-market demand for RUCONEST®. Unit sales volume in the U.S. increased by 37% due to increased demand and reduced customer inventory destocking compared to the first quarter of 2024.

Joenja® (leniolisib) marketed for the treatment of APDS
Joenja® revenues increased to US$10.5 million in the first quarter of 2025, a 9% increase compared to the fourth quarter of 2024. Unit sales volume increased by 18% due to the continued increase in patients on paid therapy. Quarter over quarter revenue growth was below unit sales volume growth, reflecting higher gross-to-net adjustments compared to the prior year. Gross-to-net adjustment in the current quarter were in line with expectations.

The U.S. market contributed 90% of first quarter revenues, while the EU and Rest of World contributed 10%.

As of March 31, 2025, we had 102 patients on paid therapy in the U.S., representing a 23% increase from the 83 patients at the end of the first quarter of 2024 and an increase of six patients during the quarter. We are making continued progress finding, enrolling and transitioning eligible patients to paid therapy and the increase in patients added during the quarter was the largest since the second quarter of 2024. The acceleration in the growth of patients on commercial therapy in the U.S. was achieved independent of the expected positive impact from Variant of Uncertain Significance, or VUS, patient reclassifications later this year.

We launched Joenja® in the U.K. in April. On April 23, 2025 the National Institute for Health and Care Excellence (NICE) issued positive final guidance recommending Joenja® (leniolisib) for reimbursement and use within the National Health Service (NHS) in England and Wales for the treatment of APDS in adult and pediatric patients 12 years of age and older. Leniolisib is now available for use and funded in England through the Innovative Medicines Fund, ensuring immediate patient access. In Wales, leniolisib is expected to be funded starting in July through the NHS in specialist centers.

APDS patient finding
We have now identified approximately 250 APDS patients in the U.S., including over 160 patients 12 years of age or older who are eligible for treatment with Joenja®, demonstrating progress finding additional patients. As of December 31, 2024, we had identified over 880 diagnosed APDS patients worldwide.

APDS patient finding - VUS reclassification
There are currently over 1,300 patients in the U.S. with a Variant of Uncertain Significance, or VUS, in the PIK3CD or PIK3R1 genes. As previously communicated, an in vitro high throughput screening study was completed in the fourth quarter of 2024, identifying many novel variants leading to PI3Kδ hyperactivity. We expect the results of this study to be published shortly, and clinical genetics laboratories in the U.S. are undertaking efforts to reclassify variants they deem to be disease-causing and thus issue amended genetic testing reports with an APDS diagnosis for many of the VUS patients. We anticipate that these initiatives will lead to the identification of new patients with APDS eligible for therapy with Joenja®, adding an additional growth lever during the second half of 2025.

Joenja® (leniolisib) development
In total, there are currently 204 patients in a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program, of whom 187 are APDS patients.

Leniolisib for APDS
Pediatric clinical development
On May 2, 2025, positive clinical results from the multinational Phase III clinical trial evaluating leniolisib tablets in children 4 to 11 years of age with APDS were presented at the 2025 Annual Meeting of the Clinical Immunology Society (CIS) in Philadelphia, PA. The data are consistent with the improvements seen in the previously reported randomized controlled trial in adolescent and adult APDS patients. Based on U.S. FDA feedback, we plan to submit a regulatory filing for pediatric label expansion in the U.S. in the third quarter of 2025.

In April 2025, the Phase III pediatric clinical trial evaluating a new pediatric formulation of leniolisib in children 1 to 6 years of age completed enrollment with 16 patients.

Japan
We are on track to submit a regulatory filing with Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) in mid-2025. An approval decision would be expected nine months later based on priority review of the application due to orphan drug designation (ODD) by the Ministry of Health, Labour and Welfare of Japan (MHLW) for the treatment of APDS.

European Economic Area (EEA)
In regard to the ongoing review of the leniolisib Marketing Authorisation Application (MAA) for the treatment of adult and pediatric patients 12 years of age and older, we are on track to complete the manufacturing activities requested by the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) and submit a response by the January 2026 deadline.

Additional markets
Joenja® was approved in Israel in 2024 and in Australia in March 2025, with reimbursement discussions/negotiations ongoing with government payors in both countries.

Regulatory reviews are ongoing for APDS patients 12 years of age and older in Canada and Saudi Arabia, with decisions expected in 2026, and South Korea, where we filed a regulatory submission in March 2025.

Leniolisib for additional primary immunodeficiencies (PIDs)
We are developing leniolisib for additional primary immunodeficiencies, or PIDs, which affect significantly more patients than APDS. These include (i) genetically identifiable PIDs with immune dysregulation linked to altered PI3Kδ signaling and (ii) common variable immunodeficiency, or CVID, with immune dysregulation identified independently of genetics. Leniolisib, by modulating PI3Kδ activity, could help in the treatment of PID patients with immune dysregulation, positively impacting their clinical manifestations of autoimmunity and end-organ lympho-infiltrative disease.

We started a Phase II clinical trial evaluating leniolisib for PIDs with immune dysregulation linked to altered PI3Kẟ signaling in October 2024, and a Phase II clinical trial for CVID with immune dysregulation in February 2025. We initiated patient dosing in the CVID study in March 2025. Enrollment in both clinical trials is proceeding as planned.

Acquisition of Abliva AB
We completed the acquisition of Abliva AB, via a public cash offer to the shareholders to acquire all issued and outstanding shares for approximately US$66.1 million, in March 2025. Abliva’s lead product KL1333 is currently in a pivotal clinical trial in primary mitochondrial diseases and has the potential to significantly enhance our future growth trajectory.

The acquisition was accounted for as a business combination with substantially all of the value of the acquisition concentrated in a single asset, KL1333. The acquisition is reflected in our first quarter financial statements, with the acquisition price allocated to the fair value of the acquired identifiable assets and liabilities and the excess recorded as goodwill.

KL1333 for mitochondrial DNA-driven primary mitochondrial disease
We started the second wave of patient recruitment for the pivotal FALCON clinical trial in April 2025. The FALCON clinical trial is studying KL1333 in adult patients with genetically confirmed primary mitochondrial disease (PMD) with mitochondrial DNA (mtDNA) mutations who experience consistent, debilitating fatigue and muscle weakness (myopathy), and reduced life expectancy. We continue to anticipate trial read-out in 2027 with potential FDA approval by end of 2028.

Organizational updates
On January 21, 2025, we announced that the Board of Directors had nominated biopharmaceutical leader Mr. Fabrice Chouraqui as Pharming’s new Chief Executive Officer and Executive Director, succeeding Mr. Sijmen de Vries.

Mr. Chouraqui was appointed for a term of four years at the Extraordinary General Meeting of Shareholders on March 4, 2025. Upon the appointment of Mr. Chouraqui, Mr. de Vries resigned from the Board of Directors. To ensure a smooth hand-over of tasks and responsibilities, Mr. de Vries will remain a strategic advisor to the new CEO until December 31, 2025.

We announce today that Mr. Jeroen Wakkerman will leave as Chief Financial Officer on May 31, 2025, to pursue other opportunities. A search for a successor is underway, and an interim head of finance and IT has been appointed to ensure a seamless transition.

Financial summary

Consolidated Statement of Income	1Q 2025	1Q 2024
Amounts in US$m except per share data
Total Revenues	79.1	55.6
Cost of sales	(8.3)	(8.4)
Gross profit	70.8	47.2
Other income	0.4	0.3
Research and development	(21.1)	(18.5)
General and administrative	(22.5)	(15.1)
Marketing and sales	(34.6)	(30.2)
Other Operating Costs	(78.2)	(63.8)
Operating profit (loss)	(7.0)	(16.3)
Other finance income	0.6	1.8
Other finance expenses	(5.1)	(1.6)
Share of net profits in associates using the equity method	(0.3)	(0.5)
Profit (loss) before tax	(11.8)	(16.6)
Income tax credit (expense)	(3.1)	4.2
Profit (loss) for the period	(14.9)	(12.4)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	(0.022)	(0.019)
Diluted, attributable to equity holders of the parent (US$)	(0.022)	(0.019)

Segment information - Revenues	1Q 2025	1Q 2024
Amounts in US$m
Revenue - RUCONEST® (US)	66.6	44.8
Revenue - RUCONEST® (EU and RoW)	2.0	1.2
Total Revenues - RUCONEST®	68.6	46.0
Revenue - Joenja® (US)	9.5	8.5
Revenue - Joenja® (EU and RoW)	1.0	1.1
Total Revenues - Joenja®	10.5	9.6

Total Revenues - US	76.1	53.3
Total Revenues - EU and RoW	3.0	2.3

Total Revenues	79.1	55.6

Consolidated Balance Sheet	March 31, 2025	December 31, 2024
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	108.9	169.4
Current assets	214.1	278.4
Total assets	403.2	400.0
Current liabilities	77.5	73.8
Shareholders' equity	214.0	221.1

Financial highlights
On February 14, 2025, the company gained control of Abliva AB by acquiring 88.9% of the issued shares for the amount of US$60.1 million. As of the end of the first quarter of 2025, the company owns 97.5% of the issued shares following additional purchases totaling US$6.0 million. Abliva’s financial position and expenses have been fully consolidated into Pharming’s financial statements as of February 14, and are included in all figures and discussions that follow below. Upon consolidation, provisional amounts were recognized for the intangible asset related to KL1333 (US$63.1 million), goodwill (US$13.4 million) and deferred tax liabilities (US$12.8 million), based on the closing exchange rate at the end of the quarter. The other net identifiable assets were not significant and were recognized at fair value as of the acquisition date.

Total revenues for the first quarter of 2025 increased by 42% to US$79.1 million compared to US$55.6 million in the first quarter of 2024. RUCONEST® revenues amounted to US$68.6 million, a 49% increase compared to the first quarter of 2024. The volume increase in the U.S. was the primary factor behind this increase in RUCONEST® revenues. Joenja® revenues amounted to US$10.5 million in the first quarter of 2025, a 9% increase compared to the first quarter of 2024. This increase in Joenja® revenues was mostly driven by an increase in volume, offset by gross-to-net adjustments that were higher than the prior year but in line with current year expectations.

Gross profit increased by 50% to US$70.8 million (1Q 2024: US$47.2 million), mainly due to the increase in revenues. Cost of sales decreased by US$0.1 million due to lower inventory impairments, partially offset by an increase in expensed inventories due to higher revenues.

The operating loss amounted to US$7.0 million, compared to an operating loss of US$16.3 million in the first quarter of 2024. Adjusted to exclude US$7.8 million of non-recurring Abliva acquisition-related expenses, of which US$5.7 million is included in General and administrative expenses and US$2.1 million in employee bonuses is included in Research and development expenses, the operating profit amounted to US$0.8 million. The improved operating result was primarily driven by an increase in revenues, partially offset by higher operating expenses.

The Company had a net loss of US$14.9 million, compared to a net loss of US$12.4 million in the first quarter of 2024. The increased loss was primarily due to US$7.8 million in non-recurring Abliva acquisition-related expenses, most of which were not tax-deductible. This was partially offset by a higher gross profit. Cash generated from operations amounted to US$0.2 million, compared to US$7.6 million used in operations in the first quarter of 2024. Cash and cash equivalents, including restricted cash and marketable securities, decreased by US$60.5 million to US$108.9 million from US$169.4 million at the end of the fourth quarter of 2024, primarily driven by purchases of Abliva shares totaling US$66.1 million and non-recurring Abliva acquisition-related expenses totaling US$7.8 million.

Outlook/Summary
For 2025, the Company anticipates:
•Total revenues between US$325 million and US$340 million (9% to 14% growth), with quarterly fluctuations expected.
•Total operating expenses not to exceed the prior year pre-Abliva impact and we expect US$30 million in Abliva-related operating expenses, including research and development and non-recurring transaction and integration expenses.

•Significant progress finding additional APDS patients in the U.S., supported by VUS validation efforts and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues for leniolisib - driven by funded access programs and commercial availability in the U.K.
•Progress towards additional regulatory approvals for leniolisib for APDS patients 12 years of age or older, and submitting regulatory filings in Japan and for pediatric label expansion in key global markets.
•Advancing the two ongoing Phase II clinical trials in PIDs with immune dysregulation to significantly expand the long-term commercial potential of leniolisib.
•Advancing the ongoing pivotal FALCON clinical study for KL1333 in mitochondrial DNA-driven primary mitochondrial diseases.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases.

No further specific financial guidance for 2025 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST / 07:30 EDT on Thursday, May 8. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/y45rvzpj

Conference call dial-in details:
https://register-conf.media-server.com/register/BI1059030b794549a5a265dac1ee0542eb

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2025
Annual General Meeting of Shareholders     June 11
2Q/1H 2025 financial results             July 31
3Q 2025 financial results            November 6

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Simon Conway/Alex Shaw/Amy Byrne

T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are commercializing and developing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2024 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)

For the period ended March 31, 2025
•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the period ended March 31

Amounts in US$ ‘000	1Q 2025	1Q 2024
Revenues	79,094	55,586
Costs of sales	(8,323)	(8,386)
Gross profit	70,771	47,200
Other income	383	345
Research and development	(21,142)	(18,521)
General and administrative	(22,486)	(15,087)
Marketing and sales	(34,570)	(30,249)
Other Operating Costs	(78,198)	(63,857)
Operating profit (loss)	(7,044)	(16,312)
Other finance income	604	1,779
Other finance expenses	(5,098)	(1,556)
Finance result, net	(4,494)	223
Share of net profits (loss) in associates using the equity method	(250)	(535)
Profit (loss) before tax	(11,788)	(16,624)
Income tax credit (expense)	(3,100)	4,176
Profit (loss) for the period	(14,888)	(12,448)
Attributable to:
Equity holders of the parent	(14,719)	(12,448)
Non-controlling interests	(169)	—

Earnings per share
Basic, attributable to equity holders of the parent (US$)	(0.022)	(0.019)
Diluted, attributable to equity holders of the parent (US$)	(0.022)	(0.019)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the period ended March 31

Amounts in US$ ‘000	1Q 2025	1Q 2024
Profit (loss) for the period	(14,888)	(12,448)
Currency translation differences	8,931	(3,734)
Items that may be subsequently reclassified to profit or loss	8,931	(3,734)
Fair value remeasurement investments	—	51
Items that shall not be subsequently reclassified to profit or loss	—	51
Other comprehensive income (loss), net of tax	8,931	(3,683)
Total comprehensive income (loss) for the period	(5,957)	(16,131)
Attributable to:
Equity holders of the parent	(5,788)	(16,131)
Non-controlling interests	(169)	—

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in US$ ‘000	March 31, 2025	December 31, 2024
Non-current assets
Intangible assets	138,863	61,039
Property, plant and equipment	7,770	7,752
Right-of-use assets	16,457	16,382
Long-term prepayments	94	90
Deferred tax assets	18,390	30,544
Investment accounted for using the equity method	672	466
Investments in equity instruments designated as at FVTOCI	1,311	—
Investment in debt instruments designated as at FVTPL	3,939	3,767
Restricted cash	1,579	1,505
Total non-current assets	189,075	121,545
Current assets
Inventories	59,346	55,724
Trade and other receivables	47,487	54,823
Marketable securities	47,180	112,949
Cash and cash equivalents	60,093	54,944
Total current assets	214,106	278,440
Total assets	403,181	399,985
Equity
Share capital	7,806	7,769
Share premium	490,301	488,990
Other reserves	8,692	(209)
Accumulated deficit	(292,801)	(275,489)
Shareholders’ equity	213,998	221,061
Non-controlling interests	1,292	—
Total equity	215,290	221,061
Non-current liabilities
Convertible bonds	83,849	78,154
Lease liabilities	26,506	26,968
Total non-current liabilities	110,355	105,122
Current liabilities
Convertible bonds	4,555	4,245
Trade and other payables	68,748	66,611
Lease liabilities	4,233	2,946
Total current liabilities	77,536	73,802
Total equity and liabilities	403,181	399,985

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the period ended March 31
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2024	7,669	478,431	(2,057)	(265,262)	218,781	—	218,781
Profit (loss) for the period	—	—	—	(12,448)	(12,448)	—	(12,448)
Reserves	—	—	1,770	(1,770)	—	—	—
Other comprehensive income (loss) for the period	—	—	(3,683)	—	(3,683)	—	(3,683)
Total comprehensive income (loss) for the period	—	—	(1,913)	(14,218)	(16,131)	—	(16,131)
Other reserves	—	—	(31)	31	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(16)	(16)	—	(16)
Share-based compensation	—	—	—	2,427	2,427	—	2,427
Options exercised / LTIP shares issued	12	1,226	—	(354)	884	—	884
Acquisition of a subsidiary	—	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—	—
Total transactions with owners, recognized directly in equity	12	1,226	(31)	2,088	3,295	—	3,295
Balance at March 31, 2024	7,681	479,657	(4,001)	(277,392)	205,945	—	205,945

Balance at January 1, 2025	7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period	—	—	—	(14,719)	(14,719)	(169)	(14,888)
Reserves	—	—	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	8,931	—	8,931	—	8,931
Total comprehensive income (loss) for the period	—	—	8,931	(14,719)	(5,788)	(169)	(5,957)
Other reserves	—	—	(30)	30	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(225)	(225)	—	(225)
Share-based compensation	—	—	—	2,576	2,576	—	2,576
Options exercised / LTIP shares issued	37	1,311	—	(3,512)	(2,164)	—	(2,164)
Acquisition of a subsidiary	—	—		—	—	5,869	5,869
Acquisition of non-controlling interests	—	—		(1,462)	(1,462)	(4,408)	(5,870)
Total transactions with owners, recognized directly in equity	37	1,311	(30)	(2,593)	(1,275)	1,461	186
Balance at March 31, 2025	7,806	490,301	8,692	(292,801)	213,998	1,292	215,290

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended March 31

Amounts in $’000	1Q 2025	1Q 2024
Profit (loss) before tax	(11,788)	(16,624)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	2,582	5,921
Equity settled share based payments	2,576	2,427
Loss (gain) on disposal of leases	4	—
Other finance income	(604)	(1,779)
Other finance expenses	5,028	1,556
Share of net losses (profits) in associates using the equity method	232	535
Other	—	783
Operating cash flows before changes in working capital	(1,970)	(7,181)
Changes in working capital:
Inventories	(1,083)	877
Trade and other receivables	5,385	7,461
Payables and other current liabilities	(2,857)	(9,414)
Restricted cash	(26)	28
Total changes in working capital	1,419	(1,048)

Interest received	737	582
Income taxes received (paid)	46	—
Net cash flows generated from (used in) operating activities	232	(7,647)

Capital expenditure for property, plant and equipment	(282)	(80)
Investment intangible assets	(6)	—
Disposal of investment designated as at FVOCI	—	1,971
Investment in associates using the equity method	(411)	—
Purchases of marketable securities	—	(94,778)
Proceeds from sale of marketable securities	67,866	93,551
Acquisition of a subsidiary, net of cash acquired	(57,476)	—
Net cash flows generated from (used in) investing activities	9,691	664

Payment of lease liabilities	(715)	(1,034)
Interests on lease liabilities	(275)	(290)
Interests on convertible bonds	—	(2,031)
Settlement of share based compensation awards	241	884
Acquisition of non-controlling interests	(5,970)	—
Net cash flows generated from (used in) financing activities	(6,719)	(2,471)

Increase (decrease) of cash	3,204	(9,454)
Exchange rate effects	1,945	(395)
Cash and cash equivalents at January 1	54,944	61,741

Total cash and cash equivalents at March 31	60,093	51,892